DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com
Peter M. Astiz
peter.astiz@dlapiper.com
T 650.833.2036
F 650.687.1159

May 19, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-33383

Dear Mr. Krikorian:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the supplemental comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2008 (the “2008 10-K”) under File No. 001-33383, as set forth in your letter to Mr. Charles Liang dated May 12, 2009. For reference purposes, the text of your letter has been reproduced herein, with the Company’s response below.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8.	Financial Statements and Supplementary Data, page 54

1.	We note your response to prior comment 4 in which you indicate that you will provide selected quarterly financial data in accordance with Item 302 of Regulation S-K in future filings. Tell us why you believe a revision to your filing is unnecessary. Also indicate how this omission impacts your evaluation of disclosure controls and procedures. Please be as detailed as necessary in your explanation.

Response: The Company respectfully submits that a revision to the filing should not be required as the omitted quarterly information required by Item 302 of Regulation S-K is readily available to investors as each of the first three quarters are included in the Company’s Form 10-Q filings. In addition, the quarterly financial data for the fourth quarter of fiscal 2008 and 2007 was separately disclosed in the year end press release which was filed under Form 8-K on August 6, 2008. The Company also notes that there were no material fourth quarter adjustments which would have required disclosure under

Mr. Stephen Krikorian

May 19, 2009

Page Two

Item 302. In conclusion, while the Item 302 information provides a convenient summary, it would not have provided investors with information that was not already available to them. Therefore, the Company concluded that including the information on a prospective basis was appropriate. The Company considered the impact of the omission on its disclosure controls and procedures. The Company concluded that the omission was not at a level of significance that it would change management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures for the reasons discussed above. However, the Company has refined its controls to avoid this omission in the future.

Item 11.	Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

2.	We note your response to prior comment 6 where you state that the decisions made by your Compensation Committee “are subjective and do not lend themselves to the specifics discussed in the subparagraphs of Item 402(b).” You also state in your response that in determining each officer’s compensation, your compensation committee reviews the contributions to your financial results and the overall performance of your company. Please be advised that where you consider an executive officer’s individual performance and/or individual contribution to your company’s performance in determining compensation, you should describe the specific elements of individual performance and/or contribution that are taken into account. See Item 402(b)(vii) of Regulation S-K. Similarly, please be advised that where you consider your company’s performance in determining compensation, you should provide the information required by Items 402(b)(v) and (vi) of Regulation S-K. Accordingly, in your response letter, please describe the specific items of individual and company performance that are material to your executive compensation policies and decision-making processes for fiscal 2008, and how specific forms of compensation are structured and implemented to reflect these performance items. In addition, please confirm that you will provide appropriate conforming disclosure, to the extent applicable, in future filings.

Response: Because this and the comments which follow relate to similar issues regarding the Company’s executive compensation disclosure, the Company would like to re-confirm certain basic principles regarding these issues. The Company is mindful of the specific requirements of the applicable SEC rules, as well as the philosophy that underlies such rules with respect to compensation decisions and related disclosures. That being said, to date the Company’s compensation decision process has been very straightforward and has not involved the level of detail or analysis contemplated by the applicable disclosure

Mr. Stephen Krikorian

May 19, 2009

Page Three

rules. The Company’s Compensation Committee intends to continue to review these issues and expects that the Company’s compensation practices will evolve as the Company continues to develop. Likewise, the Company intends that future disclosures provide additional clarification regarding the nature of the Company’s current compensation approval process as well as additional information and detail as such process evolves.

As described in our response letter dated April 28, 2009, for fiscal 2008, the Compensation Committee reviewed for each officer the level of responsibility, contributions to the Company’s financial results, the overall performance of the Company and compensation information regarding a “peer group” of companies. However, in performing its evaluation, the Committee did not review any specific elements of individual performance or contribution. Instead, the Committee made only a generalized assessment. In the case of officers other than the Chief Executive Officer, the Committee followed the recommendation of the Company’s Chief Executive Officer after making an overall assessment of the individual’s role and performance. Similarly, in the case of the Chief Executive Officer, the focus of the Committee was primarily on the aggregate compensation of the Company’s CEO in light of the size of the Company. Given the CEO’s percentage ownership in the Company, the Committee determined that a significant increase in his compensation level was not required. Ultimately, the base salaries of the three highest paid executive officers were raised in line with the level of increase generally applicable to most Company employees. For the two lowest paid executive officers, each founders of the Company, the Committee approved a higher level increase to bring them to a minimum $160,000 annual base salary. It is the Company’s intention to provide additional disclosure in future filings, such additional disclosure to include, but not be limited to, disclosure regarding the matters addressed in the Staff’s comments to the extent applicable.

3.	We note that in response to prior comment 7 you have provided a list of the constituent companies included in your peer group of comparable technology companies. We further note your statement that the named peer group companies represent “a broad range of other public technology companies that manufacture and sell networking related computing equipment.” Please provide an expanded discussion of the criteria you considered when deciding to include these named companies in the peer group. As examples, we note such criteria as market capitalization, revenues, net income, geography, and the number of full-time employees.

Mr. Stephen Krikorian

May 19, 2009

Page Four

Response: As described in the Company’s prior response letter, the Compensation Committee reviewed data from 15 specific companies. As the Committee did not believe that there was any single company or group of companies that represented a true comparable group as that concept is commonly understood, the Committee reviewed data from a range of other manufacturers of computer networking related equipment. The list of companies was more of a sampling than an attempt to create a defined set of peer group companies. These companies ranged in annual revenue from approximately $100 million to $2.3 billion. The purpose of the review was for the Committee to obtain a general sense of the range of compensation for executives at other computer equipment manufacturing companies, not to benchmark Company compensation based upon any specific analysis of such information.

4.	It is unclear from the disclosure in your filing and your response to prior comment 7 in what way your compensation committee considers peer group compensation data. Your Form 10-K states that the committee reviews such data in determining base salary, quarterly bonuses, and stock option grants, but your response letter states that the committee “does not review any data regarding average or seek to benchmark the Company’s compensation based upon any such statistics.” Please clarify how peer company compensation is “used as a point of reference” for compensation decisions, if you do not consider average compensation levels of peer companies nor do you benchmark the company’s compensation practices against those of peer companies.

Response: As discussed above and in the prior response letter, the Compensation Committee did not review the peer group data for the purposes of benchmarking the Company’s compensation arrangements. The Committee did not perform any more detailed analysis other than to review the raw data. The Committee reviewed such information solely to obtain a general sense of compensation ranges for other companies against which the Company might compete for executive talent. Ultimately, Company compensation decisions were based solely upon the Company’s internal assessment of appropriate compensation increases.

After review, the Committee determined that no major change to the compensation practices of the Company were required at such time. However, the Committee intends to continue to review such matter and expects that the Company’s compensation approach will evolve as the Company continues to develop. As discussed above, in future filings, the Company intends to provide additional disclosure regarding any additional information considered by the Committee as well as to provide greater clarification regarding the subjective nature of the current process.

Mr. Stephen Krikorian

May 19, 2009

Page Five

5.	In response to prior comment 8 you state that because the group of comparable technology companies you review represents a broad range of companies, to “report on any specific averages that would be derived from this group, would be potentially misleading and would not add to investors understanding of [your] compensation practices.” Please elaborate on this assertion and explain why you nonetheless apparently believe it is appropriate to include in your disclosure a statement that your compensation arrangements for several of your executive officers are “significantly below average compensation levels for similar positions at comparable companies.” In addition, it would seem that as you have determined that the compensation arrangements for your executive officers are well below the levels of these comparable companies, it should be possible to quantify how far below that average your compensation arrangements are. Please advise.

Response: As discussed above, the Committee did not undertake any specific analysis of the comparable company data and did not seek to derive any specific conclusions from such data other than the conclusion that the Company’s compensation arrangements were low if measured against such companies. This was the conclusion reached by the Committee and was reflected in the CD&A disclosure. The Committee felt it was appropriate to inform investors that it may be necessary for the Company to raise its compensation levels in the future to be able to attract and retain executive talent. Any additional disclosure regarding the peer group data would represent information or processes which were not part of the Compensation Committee’s deliberations and would be outside of the scope of the CD&A which is designed to provide information regarding the Company’s processes and policies. The above being said, in future filings, the Company intends to provide additional information regarding any peer group data considered by the Compensation Committee.

We and the Company very much appreciate the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned at (650) 833-2036 if you have any questions regarding this letter.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz
Peter M. Astiz
Partner peter.astiz@dlapiper.com

Cc:	Melissa Walsh, Senior Staff Accountant, SEC
Ryan Houseal, Staff Attorney, SEC
Mark Shuman, Branch Chief – Legal, SEC
Howard Hideshima, Chief Financial Officer, Super Micro Computer, Inc.